EXHIBIT 99.1

Anfield Energy’s Milestone Purchase: First Major Underground Haul Truck Acquisition

VANCOUVER, British Columbia, Nov. 13, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) has completed its first major procurement of specialized underground mining equipment. The Company placed an order for eight custom-built underground haul trucks from Young’s Machine Company, a family-owned manufacturer based in Monticello, Utah. This purchase marks a key milestone in Anfield’s ramp-up toward near-term production at its Velvet-Wood uranium-vanadium mine in southeastern Utah which aligns with recent regulatory approvals for construction.

Corey Dias, Anfield CEO, stated: “Securing our first fleet of underground trucks from Young’s Machine is a pivotal step in executing our near-term production strategy at Velvet-Wood. Partnering with a proven, Utah-based manufacturer like Young’s ensures we deploy rugged, fit-for-purpose equipment built for the unique demands of our high-grade uranium-vanadium material. This order not only de-risks our restart timeline but also strengthens local economic ties as we advance American energy independence through domestic nuclear fuel production.”

Details of the Purchase

  Equipment Specifications: The order includes multiple units from Young’s 960 Series dump trucks, designed for underground mining operations. These American-manufactured trucks are known for their durability, low overhead costs for buyers, and compatibility with uranium-vanadium material handling in challenging subsurface environments.
  Standardized Fleet Efficiency: In Anfield Energy's hub-and-spoke uranium and vanadium production model, deploying a uniform fleet of underground haul trucks reduces maintenance complexity, optimizes spare parts logistics, lowers operational costs, and enables rapid scalability as additional spokes come online.
  Timeline: Following the high-profile ground-breaking ceremony for the Velvet-Wood Mine on November 6th, this purchase aligns with Anfield’s projected timeline and is slated to begin delivery in the 2nd quarter of 2026.

Strategic Context

Anfield continues to position itself as a top-tier supplier of clean energy inputs amid a surging demand for nuclear fuels. With assets in Utah, Colorado, Arizona and New Mexico, the Company aims to restart the Shootaring Canyon Mill and scale production output up to 3 million pounds of uranium annually. The Velvet-Wood Mine, located near Monticello, will feed material to Anfield’s Shootaring Canyon Mill, supporting a “hub-and-spoke” model which will contribute to U.S. Government’s aim of energy independence.

The mine targets historical materials from 1970s-1980s operations that produced ~4 million lbs of U₃O₈ and 5 million lbs of V₂O₅. A 2023 Preliminary Economic Assessment (PEA) projected positive production potential.

Recent U.S. Department of the Interior expedited permitting (May 2025) and Utah regulatory greenlights (October 2025) have accelerated development, positioning Anfield to become the next U.S. uranium producer.

This truck purchase underscores:

  Operational Readiness: Complements recent activities, including a completed confirmation drill program at the JD-7 Mine (October 21, 2025) and upcoming underground drilling at other Paradox Mine Complex sites.
  Local Economic Boost: Partnering with Young’s Machinery highlights Anfield’s commitment to Utah-based supply chains and American manufacturing, potentially creating jobs in San Juan County.
  Market Momentum: Anfield’s shares price reflects investor confidence in its expedited permitting under federal energy initiatives.

Young’s Machine Company, with over 70 years in business since 1953, specializes in “mine-tested” equipment tailored for Western U.S. operations. Their low-cost, high-quality builds (e.g., using premium components for reliability) make them an ideal local partner, reducing logistics costs for Anfield’s Utah-centric projects. This transaction also highlights Utah’s role as a mining hub, with Velvet-Wood just miles from Young’s facility.

Steve Young, of Young’s Machine Company, stated: “We’re thrilled to partner with Anfield on this landmark order—it’s a testament to the trust they’ve placed in our custom 960 Series trucks. Working with a forward-thinking team like Anfield’s, right here in our backyard, reinforces our commitment to powering Utah’s uranium revival with reliable, American-made equipment that stands up to the toughest underground conditions. We look forward to seeing these trucks haul the future of clean energy.”

Broader Implications

  For Anfield: This procurement signals operational readiness, following financings like the C$26.5 million raise (January 2025) and U.S. loan extensions (March 2025).
  Industry Impact: Amid U.S. efforts to onshore uranium (e.g., executive orders for energy dominance), such purchases boost local economies and reduce reliance on foreign equipment. Production from Velvet-Wood could support nuclear renaissance goals.
  Risks: Permitting delays, commodity price volatility (uranium ~US$80/lb), and water management in arid Utah remain factors, though Anfield’s plans include treatment and non-potable beneficial use of mine water at the operation.

Velvet-Wood Uranium-Vanadium Mine Production Decision

The Company notes that its decision to advance development of the Velvet-Wood Uranium-Vanadium Mine is not based on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is additional uncertainty and risk related to the economics and viability of development.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Safe Harbor Statement
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” and “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”). STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE INCLUDE, WITHOUT LIMITATION, STATEMENTS RELATING TO THE DEVELOPMENT OF THE VELVET-WOOD URANIUM-VANADIUM MINE.

EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED HEREIN, MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS THAT ARE PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE SUCH WORDS AS “ESTIMATE,” “ANTICIPATE,” “BELIEVE,” “PLAN” OR “EXPECT” OR SIMILAR STATEMENTS ARE FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES FOR THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH MINERAL EXPLORATION AND FUNDING AS WELL AS THE RISKS SHOWN IN THE COMPANY’S MOST RECENT ANNUAL AND QUARTERLY REPORTS AND FROM TIME-TO-TIME IN OTHER PUBLICLY AVAILABLE INFORMATION REGARDING THE COMPANY. OTHER RISKS INCLUDE RISKS ASSOCIATED FUTURE CAPITAL REQUIREMENTS AND THE COMPANY’S ABILITY AND LEVEL OF SUPPORT FOR ITS EXPLORATION AND DEVELOPMENT ACTIVITIES. THERE CAN BE NO ASSURANCE THAT THE COMPANY’S EXPLORATION EFFORTS WILL SUCCEED OR THE COMPANY WILL ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS NEWS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS NEWS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THOSE BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. INVESTORS SHOULD CONSIDER ALL OF THE INFORMATION SET FORTH HEREIN AND SHOULD ALSO REFER TO THE RISK FACTORS DISCLOSED IN THE COMPANY’S PERIODIC REPORTS FILED FROM TIME-TO-TIME.

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE COMPANY WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS.